BHP Billiton Plc
Neathouse Place London SW1V 1BH
United Kingdom
Tel: +44 (0) 20 7802 4000
Fax: +44 (0) 20 7802 4111
A member of the BHP Billiton group
www.bhpbilliton.com

Questions from Shareholders

The Annual General Meeting (AGM) of BHP Billiton Plc will be held at the Queen Elizabeth II Conference Centre, London, on Thursday, 25 October 2007 at 10.30 am. If you are unable to attend the meeting, you are invited to submit any questions you may have. This form is provided as a convenient way to do so.

Please return your completed question form to our Registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB, or by facsimile to +44 (0)870 703 6109 at least 5 business days before the AGM. The envelope provided for the return of your proxy form may also be used for this purpose. Alternatively, you can email the Company's Registrar at web.queries@computershare.co.uk.

You may also submit written questions to the auditor if the questions are relevant to the content of the auditor's report or the conduct of the audit of the financial report to be considered at the AGM.

We will endeavour to address the more frequently raised questions during the course of the AGM. If time does not permit us to address all questions at the AGM we will prepare responses and make these available on our website.

Question(s):   Please mark [X] if it is a question directed to the Auditor

1.   ☐

2.   ☐

3.   ☐

4.   ☐

5.   ☐



C 1234567890

Thank you for your time.

B H P B

Registered office as above
Registered in England and Wales, Number 3196209

If undeliverable please return to:
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
United Kingdom

bhpbilliton

BHP Billiton Plc Shareholder Pack 2007

Help save the environment

If you prefer to receive our Annual Review/ Annual Report and other shareholder documentation electronically, then:

1. Go to our website www.bhpbilliton.com and click on *Find out more* under *Shareholder Services*
2. Go to *Electronic Communications for Shareholders* then click on the link *Register now – Plc (UK Principal Register) Shareholders* and follow the instructions. To access this service you will need your Shareholder Reference Number (SRN) and postcode or country

Working towards a sustainable future

BHP Billiton's Sustainability Report for 2007 is now available on our website at:

http://bhpbilliton.com/bb/sustainableDevelopment.jsp

Vote online

Visit bhpbilliton.com and select vote online under Shareholder Services and follow the prompts.







MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

<PIN>

bhpbilliton

Appointment of Proxy

I/We being a member/s of BHP Billiton Plc and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark box with an 'X') **OR** ☐

Write here the name of the person (or body corporate) you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act generally on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given, as he or she sees fit, at the Annual General Meeting of BHP Billiton Plc to be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London on 25 October 2007 at 10.30am and at any adjournment thereof. Should any resolution(s), other than those specified, be proposed at the Meeting, my/our proxy may vote on those matters as he or she thinks fit. I/we understand that I/we may submit a proxy form and still attend the Meeting. If I/we do this my/our proxy's authority is suspended only in relation to those resolutions (if any) which I/we have appointed the proxy but on which I/we choose to vote personally.

Important Note: If you appoint the Chairman as your proxy and give no directions on how to vote, the Chairman intends to vote in favour of each of the resolutions summarised below.

Voting directions to your proxy -

Please mark ☒ (within the box) to indicate your directions

	Resolution	For	Against	Vote Withheld
1.	To receive the 2007 Financial Statements and Reports for BHP Billiton Plc	☐	☐	☐
2.	To receive the 2007 Financial Statements and Reports for BHP Billiton Ltd	☐	☐	☐
3.	To re-elect Mr D A Crawford as a Director of BHP Billiton Plc	☐	☐	☐
4.	To re-elect Mr D A Crawford as a Director of BHP Billiton Ltd	☐	☐	☐
5.	To re-elect Mr D R Argus as a Director of BHP Billiton Plc	☐	☐	☐
6.	To re-elect Mr D R Argus as a Director of BHP Billiton Ltd	☐	☐	☐
7.	To re-elect Mr C A S Cordeiro as a Director of BHP Billiton Plc	☐	☐	☐
8.	To re-elect Mr C A S Cordeiro as a Director of BHP Billiton Ltd	☐	☐	☐
9.	To re-elect The Hon E G de Planque as a Director of BHP Billiton Plc	☐	☐	☐
10.	To re-elect The Hon E G de Planque as a Director of BHP Billiton Ltd	☐	☐	☐
11.	To re-elect Dr D A L Jenkins as a Director of BHP Billiton Plc	☐	☐	☐
12.	To re-elect Dr D A L Jenkins as a Director of BHP Billiton Ltd	☐	☐	☐
13.	To reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc	☐	☐	☐
14.	To renew the general authority to allot shares in BHP Billiton Plc	☐	☐	☐
15.	To renew the disapplication of pre-emption rights in BHP Billiton Plc	☐	☐	☐
16.	To approve the repurchase of shares in BHP Billiton Plc	☐	☐	☐
17.	To approve the cancellation of shares in BHP Billiton Plc held by BHP Billiton Ltd on each of the following dates:			
	(i) 31 December 2007	☐	☐	☐
	(ii) 15 February 2008	☐	☐	☐
	(iii) 30 April 2008	☐	☐	☐
	(iv) 31 May 2008	☐	☐	☐
	(v) 15 June 2008	☐	☐	☐
	(vi) 31 July 2008	☐	☐	☐
	(vii) 15 September 2008	☐	☐	☐
	(viii) 30 November 2008	☐	☐	☐
18.	To approve the 2007 Remuneration Report	☐	☐	☐
19.	To approve the grant of awards to Mr M J Kloppers under the GIS and the LTIP	☐	☐	☐
20.	To approve the grant of awards to Mr C W Goodyear under the GIS	☐	☐	☐
21.	To approve the amendment to the Articles of Association of BHP Billiton Plc	☐	☐	☐
22.	To approve the amendment to the Constitution of BHP Billiton Limited	☐	☐	☐

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3	Shareholder 4
Individual/Sole Director and Sole Company Secretary	Director/Company Secretary		

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.

BHPB E389 XX 034910_00O1LE













Proxy Form

All correspondence to:
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8FB
United Kingdom
Telephone: +44 (0) 844 472 7001
Facsimile: +44 (0) 870 703 6109

000001
000
BHP
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Shareholder Reference Number (SRN)

I 1234567890 IND

LODGEMENT OF A PROXY

This proxy must be received by 10.30am (UK local time) on Tuesday, 23 October 2007

Any Proxy Form (and any relevant authorities under which it is signed) received after that time will not be valid for the scheduled meeting.

How to complete this form

If you are unable to attend the Annual General Meeting of BHP Billiton Plc to be held in London on Thursday, 25 October 2007 at 10.30 am, you are encouraged to appoint a person who will attend as your proxy and exercise your right to vote at the Meeting.

Appointment of additional proxies

A shareholder is entitled to appoint more than one person (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. If you intend appointing additional proxies, please contact the Company's Registrar for additional proxy forms.

Any questions?

Telephone: +44 (0) 844 472 7001 if you have any questions on how to complete this proxy form or to obtain additional forms.

Directing your proxy how to vote

If you wish to direct your proxy how to vote (or abstain from voting) on any resolution, place a mark ("X") in the "For", "Against" or "Vote Withheld" box for each resolution.

CRESTCo electronic proxy appointment service

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by following the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST participant 3RA50) by 10.30 am (UK local time) on Tuesday, 23 October 2007. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Signing instructions

You must sign this form as follows in the spaces provided:

Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder's attorney.

Joint holding: Where the holding is in more than one name, any one of the joint holders may sign the proxy form but the vote of the senior who renders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Company's Share Register.

Power of Attorney or Relevant Authority: If this form is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Company's Registrar by the time above or be enclosed with this form, and the words "authorised signatory" should be added under the signature on the front of this form.

Companies: Where the holding is in the name of a company, then this form must be given under the Common Seal of the company or executed in a manner having the same effect, or under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority.

Electronic proxy lodgement: To appoint a proxy electronically go to www.bhpbilliton.com, click on the "Vote online" icon then follow the prompts and instructions. To access this service you will need your Shareholder Reference Number (SRN) and Personal Identification Number (PIN) which are printed on the top right hand corner of the front of this form.

If you hold shares through CREST you may appoint a proxy or proxies through the CREST electronic proxy appointment service.

Documents may be lodged:

VIA THE INTERNET	BY FAX	BY MAIL	IN PERSON
www.bhpbilliton.com	44 (0) 870 703 6109	Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS13 8FB United Kingdom	Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS13 8FB United Kingdom

BHPB 16PR 034910_00O1LE